Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Flight Service Update – Wednesday, April 10, 2013

Flight Service News

•	We’ve drawn the next batch of winners for our “80 Years of Flight Attendants at American” celebration. Did you win a trip removal or maybe a BOSE headset? Click here to find out.

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AMR has posted its annual Corporate Responsibility Report. The report provides a transparent summary of how American does in 4 key areas: customer service and safety, environmental performance, community and employee engagement. You can view the entire report here.

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Check out the latest edition of “Arrivals” – a new joint merger communication for the employees of the new American. You’ll find it in your @aa.com email inbox. To access your inbox, click on the link located in the left column of the Jetnet sign on page or from the Flight Service website. Your sign on is your employee number and Jetnet password. For questions and answers click here. Need help? Go to http://helpdesk.aa.com/email where you can submit a question, search for answers, or chat live with an assistant.

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Online web rosters have been updated to include the 777-300 and A320 equipment. No idea what we’re talking about? Let us show you the way – you’ll find the link under the “Helpful Links” box on the main Flight Service webpage.

•	Oklahoma still needs your help. Click here and discover ways you can assist those affected by the tornados.

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On May 30, we announced our plans to offer new nonstop service between Miami International Airport (MIA) and Malpensa Milan Airport (MXP) in Milan, Italy, to begin this winter. The MIA-MXP route will be operated with Boeing 767-300 aircraft, and will be operated as part of our joint business with British Airways and Iberia. For more information, check out the newsroom on AA.com or click here.

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It’s that time of the year again when Apple users need to download the re-certified version of mobileFOS. If Apple users do not update their profile prior to June 12th, the application will cease to work. This info is posted on our website on the mobileFOS page linked under “Sabre Help and Links” on the Tools & Links page. Apple’s enterprise security requires companies to request new authority every year. Our current authority will expire on June 12, 2013. At that time, the current version of mobileFOS will cease to function. For personal devices on iOS 4.0 and above, downloading the new version is made easy with Apple’s wireless update option. With this option, you simply go to http://www.webpcfos.aa.com/webpcfos/HHservice/downloadHH.asp from your device’s web browser, sign in using your Jetnet ID and Password and press the “Install mobileFOS” button. For devices on an earlier version of iOS (below 4.0), users must download the application the same way you did for the initial installation. In addition to downloading the updated mobileFOS application, you must also delete the old profile from your iPhone/iPad. To remove the old profile, go to Settings > General > Profiles and remove the profile set to expire on June 12. More information has been sent to your @aa.com email.

AA/US News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

AMR Seeks to Buy Back Bonds Ahead of US Airways Merger – AMR Corp is seeking court approval to buy back more than $1.2 billion in debt from noteholders, as the American Airlines parent continues to march toward finalizing its merger with US Airways Group Inc. – FoxBusiness

Lobbying in American-US Airways deal focuses on small cities – US Airways Group and American Airlines, seeking approval for a merger that would create the world’s largest airline, are warning lawmakers that a requirement to divest certain airport slots would lead to less service for small and medium-sized cities, sources close to the effort told Reuters. – Reuters

Citigroup Presses AMR to Decide on Credit-Card Tie – Citigroup Inc. (C) asked the judge overseeing American Airlines’ (AAMRQ) bankruptcy to force the carrier to decide by July 2 whether to retain the bank’s partnership in its loyalty credit-card and mileage program or risk a multibillion-dollar claim. – Bloomberg

Lawmakers press U.S. regulators on America-US Airways deal – Over 100 members of Congress have asked U.S. regulators to allow American Airlines and US Airways Group to keep all their airport slots at Reagan National Airport outside Washington D.C. if the companies’ planned merger is approved. – Reuters

American Airlines reports first-quarter operating profit – American Airlines parent company AMR Corp. lost $105 million in April but recorded an operating profit of about $14 million amid its wait to merge with US Airways Group. – Tulsa World

American Airlines Top Social Media Presence – Of the 700 brands studied for their social media presence, the top five performing companies in a wide-ranging report belonged to the travel industry, with American Airlines, Lufthansa, Thomson Holidays, and Thomas Cook UK taking the top spots after videogame franchise Battlefield. – Aviation Pros

Industry News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

United expands lie-flat seats, entertainment availability – United Airlines says it now offers lie-flat seats and personal entertainment systems on every first- and business-class cabin on long-haul flights from New York to overseas. The Chicago-based airline, the world’s largest, said it is the only U.S. airline to offer both on all of its long flights. – Chicago Tribune

AviancaTaca carriers rebrand under unified ‘Avianca’ – AviancaTaca Holdings, created by the 2009 combination of Colombia’s Avianca and El Salvador-based Grupo TACA, has formally rebranded itself Avianca Holdings and intends to integrate TACA and its other airline subsidiaries under a single “Avianca” brand. – ATW

Ethiopian Airlines prepares for first South America 787 service – Ethiopian Airlines will begin its first Boeing 787 service to South America beginning July 1 to Sao Paulo and Rio de Janeiro, Brazil. The 3X-weekly service will be operated through Ethopian’s second hub at Lomé, Togo. – ATW

United Airlines opens dog kennel at Chicago O’Hare – United Airlines opened a dog kennel at Chicago O’Hare International Airport to care for traveling pets. The kennel features 28 enclosures, and dogs can be walked, groomed or bathed at the facility. The carrier also has kennels at its hubs in Newark, N.J., and Houston. – Chicago Tribune

TSA still debating change in carry-on policy, Pistole says – Transportation Security Administration chief John Pistole said he plans to proceed with changing the TSA’s carry-on policy. “While our original intention was to make these changes effective at the end of April, we are still gathering input from key stakeholders and have delayed implementation until that process is complete,” Pistole said. – Government Security News

More than half of passengers check luggage, survey says – More than half of passengers check baggage some or all of the time, according to a survey by the GO Group and GO Airport Express. While 27% of travelers check baggage all the time, another 28% check baggage some of the time. Meanwhile, 19% of passengers said they always do carry-on. – TravelPulse

US, Saudi Arabia ink open skies agreement – The US and Saudi Arabia have signed an open skies accord, according to the US State Dept. The agreement, “following a transition period, [will] permit unrestricted air service by the airlines of both countries between and beyond the other’s territory, eliminating restrictions on how often the carriers fly, the kind of aircraft they use and the prices they charge,” the State Dept. said in a statement. – ATW

Upcoming Events

DFW – Healthmatters Screening by Quest, Tuesday, June 4, 2013. Quest is coming for the Healthmatters Screening at DFW. They will come onsite to take blood pressure, weight, and do a blood draw. Where: Yandry Center Time: 12:00 PM – 4:00 PM When: 6/4/2013 Schedule an appointment fast and easy on my.blueprintforwellness.com (Hint: Registration Key is AA) NO FASTING REQUIRED Contact: Betty St. Cyr Email: betty.stcyr@aa.com More Info: my.aa.com/en/get-a-quest-screening

Did you know?

On May 24, American took delivery of a new Boeing 737-800 aircraft featuring the Boeing Sky Interior and Main Cabin Extra. The plane is the 15th of 31 expected to be delivered this year. In fact, back in February we took delivery of our 200th Boeing 737-800. Want to know more about all our new aircraft? Click here.

The transaction between American and US Airways is structured as a merger, not as the purchase by one company of the other. AMR and US Airways have an agreement to combine both companies. To effect the merger, AMR Corporation, American’s current parent, has formed a wholly-owned subsidiary, AMR Merger Sub, Inc., which will merge with and into US Airways Group, Inc., US Airways’ current parent. As a result of the merger, AMR Corporation will be the parent holding company for the combined American and US Airways. We expect that immediately after the merger, AMR Corporation will change its name to American Airlines Group Inc.

AMR and US Airways stakeholders will receive shares of the combined company’s new common stock, with 72 percent of the diluted equity ownership going to stakeholders, labor unions and certain employees of AMR and its subsidiaries that filed for reorganization under Chapter 11 and 28 percent of the diluted equity ownership going to holders of US Airways equity instruments.

The Legal Stuff

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.